UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

NetManage, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

641144308

(CUSIP Number)

Kirkland & Ellis LLP

555 California Street, 27th Floor

San Francisco, CA 94104

Attn: Stephen Oetgen

Jeffrey Golden

(415) 439-1400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 1, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Micro Focus (US), Inc. (I.R.S. Employer Identification Number 52-232-8686)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER None
8. SHARED VOTING POWER 1,905,130 shares of Common Stock
9. SOLE DISPOSITIVE POWER None
10. SHARED DISPOSITIVE POWER None

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,905,130 shares of Common Stock
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.78%
14.	TYPE OF REPORTING PERSON CO, HC

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.

Item 1.	Security and Issuer.

This Statement on Schedule 13D (this “Statement”) relates to the shares of common stock, $0.01 par value per share (the “Common Stock”), of NetManage, Inc., a Delaware corporation (“NetManage”). The principal executive offices of NetManage are located at 20883 Stevens Creek Boulevard, Cupertino, CA 95014.

Item 2.	Identity and Background.

This Statement is filed by Micro Focus (US), Inc., a Delaware corporation (“Micro Focus”). The principal business address for Micro Focus is 9420 Key West Avenue, Rockville, MD 20850. The following are the directors and executive officers of Micro Focus: Stephen Kelly, Director, President and Chief Executive Officer; Nicholas Bray, Director, Chief Financial Officer and Secretary; Kevin Moultup, Director; Jenny Onslow, Treasurer; Martin Reed, North American Controller and Assistant Treasurer; Alan Buckley, North American Commercial Finance Director; Courtney Wood, North American Senior Corporate Counsel and Assistant Secretary. Martin Reed, Alan Buckley and Courtney Wood are all U.S. citizens. All other individuals named in this Item 2 are United Kingdom citizens.

During the last five years, neither Micro Focus, nor, to Micro Focus’s knowledge, any of the individuals referred to above, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

NetManage and Micro Focus have entered into a definitive Agreement and Plan of Merger, dated as of April 30, 2008 (the “Merger Agreement”) for NetManage to be acquired in an all-cash transaction valued at $7.20 per share of Common Stock. As an inducement for Micro Focus to enter into the Merger Agreement with NetManage, and in consideration thereof, certain stockholders of NetManage entered into a Voting Agreement, dated as of April 30, 2008, with Micro Focus (the “Voting Agreement”). The names of such stockholders and number of shares of common stock owned by each is set forth in Exhibit 99.2. Such stockholders (collectively, the “Voting Holders”) hold 1,905,130 shares of Common Stock.

The Voting Holders have agreed that until the termination of the Voting Agreement, each such Voting Holder will vote all shares of Common Stock owned by such Voting Holder in favor of the approval and adoption of the Merger Agreement. For a description of the Voting Agreement see Item 4 below, which description is incorporated herein by reference in response to this Item 3.

Micro Focus did not pay additional consideration to the Voting Holders in connection with the execution and delivery of the Voting Agreement. The descriptions of the Merger Agreement and the Voting Agreement contained in this Schedule 13D are qualified in their entirety by reference to such agreements, copies of which appear as Exhibit 99.1 and Exhibit 99.2 hereto, respectively.

Item 4.	Purpose of Transaction.

As stated above, the Voting Agreement was entered into as an inducement for, and in consideration of, Micro Focus’s entering into the Merger Agreement. Subject to the terms and conditions thereof, the Merger Agreement provides for the merger (the “Merger”) of a wholly owned subsidiary of Micro Focus (“Merger Sub”) with and into NetManage. At the effective time of the Merger, each outstanding share of Common Stock will be exchanged for $7.20 in cash.

The Merger Agreement has been approved by the board of directors of each of NetManage and Micro Focus. The transaction is subject to approval by the holders of a majority in interest of NetManage’s outstanding Common Stock. The transaction is also subject to customary closing conditions and is currently expected to close in June of 2008.

Pursuant to the Voting Agreement entered into in connection with the Merger Agreement, the Voting Holders, the beneficial owners of 1,905,130 shares of Common Stock, which represents approximately 19.78% of the shares of Common Stock deemed to be outstanding pursuant to Rule 13d-3(d)(1), have agreed to vote (or cause to be voted) all issued and outstanding securities of NetManage owned of record or beneficially by each such stockholder: (a) in favor of the adoption of the Merger Agreement and the transactions contemplated by the Merger Agreement; and (b) against the following actions: (i) approval of any proposal made in opposition to or competition with consummation of the Merger and the Merger Agreement, (ii) any Competing Transaction (as such term is defined in the Merger Agreement) from any party other than Micro Focus or an affiliate of Micro Focus as contemplated by the Merger Agreement, (iii) any proposal that is intended to, or is reasonably likely to, result in the conditions of Micro Focus’s or Merger Sub’s obligations under the Merger Agreement not being fulfilled, (iv) any amendment of NetManage’s certificate of incorporation or by-laws that is not requested or expressly approved by Micro Focus, and (v) any dissolution, liquidation or winding up of NetManage.

In addition, the Voting Holders cannot (a) transfer, assign, sell, gift-over, pledge or otherwise dispose of, or consent to any of the foregoing, any or all of the shares subject to the Voting Agreement or any right or interest therein (“Transfer”); provided, however, such restrictions shall not be applicable to (i) a gift of the shares made to the Voting Holder’s spouse or issue, including adopted children, or to a trust for the exclusive benefit of the Voting Holder or the Voting Holder’s spouse or issue, provided such transferee agrees to be bound by the terms of the Voting Agreement or (ii) a transfer of title to the shares effected pursuant to the Voting Holder’s will or the laws of intestate succession; (b) enter into any contract, option or other agreement, arrangement or understanding with respect to any Transfer; (c) grant any proxy, power-of-attorney or other authorization or consent with respect to any of the shares subject to the Voting Agreement (other than the proxy contemplated in Section 3 of the Voting Agreement); or (d) deposit any of the shares subject to the Voting Agreement into a voting trust, or enter into a voting agreement or arrangement with respect to any of the shares subject to the Voting Agreement. The Voting Agreement expire on the earlier of: (i) such time as the Merger Agreement is terminated in accordance with its terms or (ii) such time as the Merger becomes effective.

The purpose of the Voting Agreement is to enable Micro Focus and NetManage to consummate the transactions contemplated by the Merger Agreement.

Upon the consummation of the Merger, the directors and officers of Merger Sub immediately prior to the effective time of the Merger shall be the directors and officers, respectively, of the surviving corporation immediately following the effective time of the Merger, and shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal, in accordance with applicable law and the certificate of incorporation and bylaws of the surviving corporation.

At the effective time of the Merger, the certificate of incorporation and by-laws of NetManage shall be amended as set forth in Section 1.5 of the Merger Agreement.

If the Merger is consummated as planned, Micro Focus anticipates that NetManage will become a wholly owned subsidiary of Micro Focus and that Micro Focus will seek to cause the Common Stock to be deregistered under the Exchange Act and the Securities Act of 1933, as amended, and delisted from the Nasdaq National Market.

Except as set forth in this Item 4, neither Micro Focus nor, to Micro Focus’s knowledge, any of the individuals referred to in Item 2 of this Statement, has any plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D (although Micro Focus reserves the right to develop such plans).

The foregoing summary of certain provisions of the Merger Agreement and the Voting Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of such agreements.

Item 5.	Interest in Securities of the Issuer.

(a)-(b) As of the filing date of this Schedule 13D, as a result of the Voting Agreement, Micro Focus may be deemed to have (i) beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) and (ii) shared power to vote or direct the vote of 1,905,130 shares of Common Stock, which represents approximately 19.78% of the shares of Common Stock deemed to be outstanding pursuant to Rule 13d-3(d)(1), subject to the conditions and limitations of the Voting Agreements.

Apart from the terms and conditions set forth in the Voting Agreement, Micro Focus is not entitled to any rights of a stockholder of NetManage. Micro Focus does not, other than as specified in the Voting Agreement, have (i) sole or shared power to vote or direct the vote or (ii) sole or shared power to dispose or direct the disposition of Common Stock.

(c) Except as set forth or incorporated herein, neither Micro Focus nor, to Micro Focus’s knowledge, any of the individuals referred to Item 2 of this Statement, has effected any transaction in Common Stock during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth, or incorporated by reference, in Items 3 through 5 of this statement is hereby incorporated by reference in this Item 6. Other than the Merger Agreement and the Voting Agreement, to the knowledge of Micro Focus, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 of this Statement or between such persons and any other person with respect to the securities of NetManage, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

99.1.	Agreement and Plan of Merger, dated April 30, 2008, by and among Micro Focus (US), Inc., MF Merger Sub, Inc. and NetManage, Inc.

99.2.	Voting Agreement, dated April 30, 2008, by and among Micro Focus (US), Inc., MF Merger Sub, Inc., Zvi Alon, Alon Living Trust, Alon Family Foundation and Elyad, LLC.

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: May 9, 2008

Micro Focus (US), Inc.

By:	/s/ Nick Bray
Name:	Nick Bray
Title:	Chief Financial Officer and Secretary

INDEX TO EXHIBITS

Exhibit Number	Document
99.1.	Agreement and Plan of Merger, dated April 30, 2008, by and among Micro Focus (US), Inc., MF Merger Sub, Inc. and NetManage, Inc.

99.2.	Voting Agreement, dated April 30, 2008, by and among Micro Focus (US), Inc., MF Merger Sub, Inc., Zvi Alon, Alon Living Trust, Alon Family Foundation and Elyad, LLC.

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